SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bloomin' Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

094235108
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 094235108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,929,638 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,929,638 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,929,638 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 094235108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GLENN K. MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 150,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.16%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 094235108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON NEAL J. YANOFSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 094235108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 20, 2017 (the "Original Schedule 13D", and together with Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Bloomin' Brands, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 5, 6 and 7.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 8,084,638 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $139.2 million.

The 7,929,638 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $136.5 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Murphy used a total of approximately $2.6 million in the aggregate to acquire the 150,000 Shares reported herein as beneficially owned by him.

Mr. Yanofksy used a total of approximately $84.3 thousand in the aggregate to acquire the 5,000 Shares reported herein as beneficially owned by him.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 91,269,593 Shares outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2017 filed with the Securities and Exchange Commission on November 3, 2017.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 7,929,638 Shares, representing approximately 8.7% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Murphy may be deemed to beneficially own 150,000 Shares, representing approximately 0.16% of the Shares outstanding.

CUSIP No. 094235108	SCHEDULE 13D/A	Page 6 of 7 Pages

As of the close of business on the date hereof, Mr. Yanofksy may be deemed to beneficially own 5,000 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreement (as defined in Item 6 below) and Cooperation Agreement (as defined in Item 6 below), JANA, Mr. Murphy and Mr. Yanofsky may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 8,084,638 Shares, representing approximately 8.9% of the outstanding Shares. Each of Mr. Murphy and Mr. Yanofsky expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of Mr. Murphy and Mr. Yanofsky.

(b) JANA has sole voting and dispositive power over 7,929,638 Shares, which power is exercised by the Principal. Mr. Murphy has sole voting and dispositive power over the 150,000 Shares beneficially owned by him. Mr. Yanofksy has sole voting and dispositive power over the 5,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

William L. McComb ("Mr. McComb") has entered into a nominee agreement (the "Nominee Agreement") with JANA substantially in the form attached as Exhibit B to the Original Schedule 13D whereby he agreed to become a member of the Slate and stand for election as a director of the Issuer in connection with the Proxy Solicitation. A copy of the form of the Nominee Agreement is attached as Exhibit B to the Original Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth herein and in the Original Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days

CUSIP No. 094235108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2018

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Glenn K. Murphy
GLENN K. MURPHY

/s/ Neal J. Yanofsky
NEAL J. YANOFSKY